May 5, 2005


Mail Stop 4-8

Marlin L. Mosby III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103

Re:	First Horizon National Corporation Form 10-K
	Filed March 14, 2005
	File No. 001-15185

Dear Mr. Mosby:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please provide us with your proposed disclosures. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Significant Accounting Policies - page 60
1. Please revise your SFAS 133 derivative disclosures as follows:
* Clearly describe the specific methodology used to evaluate both prospective and retrospective hedge effectiveness for each hedging relationship (for example, the pipeline and the warehouse, MSR`s, interest-only securities);
* Disclose how often hedge effectiveness tests are performed;
* Quantify and disclose where on the balance sheet and income statement you classify your SFAS 133 qualifying fair value hedges and related hedged items for each major hedging relationship.
2. Specifically related to your fair value hedges of MSR, supplementally tell us in detail the following:
* The significant components of servicing income in your table on page 10. Specifically tell us the gross amount of hedge gains/losses offset by the change in fair value of the hedged MSR;
* How you apply paragraph 21 of SFAS 133;
* How you measure both prospective and retrospective hedge effectiveness of this hedging relationship. For instance, how do you calculate the change in the fair value of your MSR related to changes
in the benchmark interest rate;
* We note on page 41, that you do not specifically hedge the change
in fair value of MSR attributed to unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from a model).
a. How you calculate the change in fair value related to unanticipated prepayments;
b. How you include the effect of unanticipated prepayments on the fair value of MSR in your prospective and retrospective effectiveness calculations.
Please reference the applicable GAAP literature that supports your policies.
3. Please revise to disclose how you apply paragraph 27 of SFAS
133
to your MSR impairment tests.
4. Please revise to disclose if you use different stratification criteria for your MSR impairment tests and for the purposes of grouping similar assets to be designated as a hedged portfolio in your fair value hedges. If you do, tell us how you consider the fair value hedge market value adjustments in your impairment tests.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Marlin L. Mosby III
First Horizon National Corporation
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